Exhibit 99.1

Electra Approved to List on Nasdaq Capital Markets; Management to Ring the Closing Bell

TORONTO, April 26, 2022 /CNW/ - Electra Battery Materials Corporation (TSXV: ELBM) (OTCQX: ELBMF) ("Electra") today announced that the Nasdaq Stock Market LLC has approved the listing of Electra's common shares on the Nasdaq Capital Market ("Nasdaq"). Electra will commence trading on Nasdaq on April 27, 2022, under the ticker symbol "ELBM". Electra's common shares will continue to trade on the TSX Venture Exchange (TSX-V) under the symbol "ELBM".

"Listing on the Nasdaq is a significant milestone for Electra and a natural next step in the evolution of the Company," said Mr. Trent Mell, CEO. "With the heightened interest in electric vehicles, decarbonization, critical minerals and onshoring supply chains, we felt it was important to increase our presence in our primary market for our ultra low carbon battery materials. We are pleased to offer our shareholders the ability to trade on a major U.S. exchange and the expected increase in liquidity will support our Company well over the long-term. We look forward to introducing Electra to a new and larger investor base.

"Phase 1 of Electra's Battery Materials Park involves the commissioning of North America's first battery grade cobalt refinery in December of this year. Funding was secured in 2021 to take the hydrometallurgical refinery through construction and into commissioning."

Concurrent with the commencement of trading on Nasdaq, Electra's common shares will cease trading on the OTC Markets. Shareholders are not required to take any action. Electra recommends that investors who bought shares on the OTC Markets monitor their brokerage accounts to ensure their holdings are updated to correctly reflect the new ticker symbol.

Electra to Ring Nasdaq Closing Bell

Management will participate in a closing bell ceremony at the Nasdaq Stock Market on Wednesday, April 27, 2022 from 3:45 p.m. to 4:00 p.m. ET, in celebration of its listing. Trent Mell, CEO, will ring the Closing Bell alongside members of Electra's team.

The bell ringing event can be viewed on Nasdaq.com live stream at: https://livestream.com/accounts/27896496/events/10228408

About Electra Battery Materials

Electra's core strategy is to produce low carbon, ethically sourced battery materials for the North American electric vehicle supply chain. The Company is specifically focused on creating the first integrated battery materials park in North America, providing refined cobalt, nickel and recycled battery materials to North American battery precursor manufacturers.

The first phase of this strategy is to expand and bring into production the Company's ultra low carbon hydrometallurgical refinery in Ontario, Canada. Construction of Phase 1 remains on schedule to commence commissioning of the expanded refinery in December 2022 and initially ramp-up to 5,000 tonnes of contained cobalt production per year, with steady state production achieved by mid-2023. Subject to future permits and market conditions, the Company plans to increase production capacity to a 6,500 tonne per annum run rate by mid-2024.

Prior to commissioning its cobalt sulfate refinery, Electra intends to complete a bulk sample processing of lithium-ion battery material known as "black mass" in Q3, leveraging existing refinery infrastructure. The objective is to demonstrate the effectiveness of its process flowsheet to recover the majority of lithium, nickel, cobalt, copper and graphite content from lithium batteries prior to construction of its commercial plant, which is targeted for 2023.

A study is underway in partnership with the Government of Canada, the Government of Ontario, Glencore plc and Talon Metals on engineering, permitting, socio-economic and cost studies associated with the construction of a nickel sulfate plant as well as a battery precursor cathode active materials (PCAM) plant adjacent to Electra's cobalt refinery and recycling plant.

Electra also owns the advanced exploration-stage Iron Creek cobalt-copper project in Idaho, USA. Electra is positioning itself to be an integral part of the North American battery supply chain by providing low carbon, sustainable and traceable raw materials for the region's fast growing electric vehicle industry.

On behalf of Electra Battery Materials Corporation

Trent Mell
Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release may contain forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects', "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "occur" or "be achieved". Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Forward looking statements in this press release include statements about the timing of trading on Nasdaq, trading liquidity, and investment base characteristics. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, the timing of commencement of trading of Electra's common shares on Nasdaq being delayed and the other risks described under the headings "Financial Risk Factors" and "Business Risks and Uncertainties" in Electra's MD&A for the year ended December 31, 2021 and under the heading "Risk Factors" in Electra's Annual Information Form for the year ended December 31, 2021. Although Electra  believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this press release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra  disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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SOURCE Electra Battery Materials Corporation

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%CIK: 0001907184

For further information: For more information visit www.ElectraBMC.com or contact: Investor Relations, Sabrina Gunness, info@ElectraBMC.com, +1.416.900.3891

CO: Electra Battery Materials Corporation

CNW 07:00e 26-APR-22